Exhibits

Exhibit 1.02 CONFLICT MINERALS REPORT

Conflict Minerals Report of Integra LifeSciences Holdings Corporation

Filed on June 2, 2014

As required by Items 1.01 and 1.02 of Form SD

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

The report presented herein is not audited.

The Company has conducted a Reasonable Country of Origin Inquiry (“RCOI”) concerning Conflict Minerals included in its products by reviewing available resources, including bills of material, product specifications, design documents and component management systems, to make a preliminary determination of Conflict Minerals content. Engineering and supply chain personnel in our manufacturing and operating locations participated in this inquiry. Because the Company’s business includes medical device and medical instruments product lines, the composition of materials included in those products is likely to be specified in product documentation. The Company is many steps removed from the mine or smelter source for materials. Based on information that we have received from our direct suppliers in the due diligence process, we do not have sufficient information to determine whether or not the Conflict Minerals included in our products may have originated in the Democratic Republic of the Congo or surrounding countries (the “Covered Countries”) and whether, if those materials did originate in the Covered Countries, they originate from sources which support the armed groups in the region.

DUE DILIGENCE PROCEDURES PERFORMED BY THE COMPANY

In 2013, we designed and began implementing a Conflict Minerals Due Diligence and Compliance Plan that will enable compliance with our reporting obligations under the Dodd-Frank Act and in accordance with Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas including the Supplement on Tin, Tantalum and Tungsten, and the Supplement on Gold (the “OECD Guidance”). In order to achieve these goals, we have taken the following steps:

1.	Conflict Minerals Policy: We have recently adopted and are communicating to suppliers and the public a policy concerning Conflict Minerals originating from the Covered Countries. The policy is consistent with the model policy included in Annex II of the OECD Guidance and the requirements of the Dodd-Frank Act. The policy is available at http://www.integralife.com/index.aspx?redir=ConflictMinerals.

The policy requires that our suppliers take reasonable efforts to implement conflict free sourcing through their own supply chains.

2.	Internal Standard Operating Procedures: We have established internal management support for the supply chain due diligence process. The steering committee includes senior leaders from operations, law, and supply chain. Operations, supply chain and engineering personnel at the Company’s manufacturing and purchasing locations support the Conflict Minerals program manager, who leads the Conflict Minerals working group which implements the Company’s Conflict Minerals compliance process. Each business location is required to review certain product and supplier information in order to generate and maintain the necessary information needed for the Company’s compliance with Section 1502 of the Dodd-Frank Act. Personnel at locations received training on the Conflict Minerals reporting requirements in order to assist them in reviewing information.

3.	Risk Assessment and Risk Mitigation: As part of our compliance program, all products and suppliers were assessed in order to identify Conflict Minerals scope and risk. In determining which suppliers to survey, the Company’s supply chain, engineering and operation personnel used Company product control data to identify parts, materials and components which it reasonably expects may contain Conflict Minerals or where mineral content is unknown. Those product control databases are maintained as a control in the manufacture of medical instruments and medical devices. In issuing surveys, the Company has included all suppliers of inputs or component products known to include Conflict Minerals or which are believed to have the potential to include Conflict Minerals that were included in the supply chain.

Because of the Company’s size and the complexity of our products and supply chain, we are unable to identify all upstream suppliers and smelters based on information provided by our direct suppliers. Because of our position in the supply chain, we do not have direct contact with smelters, and additional risk assessments and investigations are limited. In some instances, our suppliers were able to determine the sources of the Conflict Minerals included in their products at a “company” level, but the information provided to us was insufficient to determine which, if any, of those sources were included in products provided to us.

Where our suppliers have provided information that was inconsistent or may have raised concerns about sources, we reviewed survey responses with those suppliers and sought additional information from those suppliers. Where Covered Country sources were identified, suppliers have provided information concerning conflict-free sources or we continued to clarify source information with suppliers. In some cases, suppliers did not understand the survey or its intent, and, where that took place, we provided additional information about the Conflict Minerals reporting requirements and background on the concerns related to Conflict Minerals from the Covered Countries. A significant number of our suppliers did not have any substantive information about the source of materials at this time, as those suppliers are many steps in the supply chain removed from smelters and many are continuing to conduct their own due diligence.

4.	Supplier Corrective Actions: Consistent with our policy, we have identified corrective actions including without limitation remediation or termination that may be taken where suppliers identify problematic sources of Conflict Minerals in response to our survey process. The specific supplier corrective actions depend on factors such as vendor size, risk level and vendor capabilities, and on our ability to meet quality control and regulatory requirements associated with our medical instruments and medical devices. To date, we have not undertaken remediation with any supplier.

We have begun to implement Conflict Minerals flow-down contract clauses where appropriate for our suppliers, which we believe will improve the information available on our supply chain sources. We are implementing those clauses on a going-forward basis.

5.	Country of Origin Survey: We utilized a Conflict Minerals questionnaire to conduct a country of origin survey of suppliers. In developing our survey form, we reviewed generally used formats such as the EICC/GeSi form and adopted similar questions. The Conflict Minerals program manager collected the responses and reviewed them. Upon review, where appropriate, the Conflict Minerals program manager asked suppliers for any clarifications or corrective measures as prescribed by our compliance plan.

Considering the limited number of suppliers included in our supply chain for which the survey was relevant because of the known or possible Conflict Mineral content in products we purchased, we determined to manage our survey responses with available data tools and did not retain a Conflict-Minerals specific software application. We believe that the information obtained from our suppliers can be tracked and reviewed effectively using the data tools selected.

In selecting suppliers to be surveyed, we relied on the expertise of the engineering and purchasing personnel at each of our sites. Each site maintains controlled parts and components data systems because of the regulated nature of our medical instruments and medical devices products. All suppliers were included in the review to determine applicability of the survey to the products purchased, regardless of location, annual spend or any other excluding factor. We surveyed all suppliers that we determined have, or may have, Conflict Minerals included in the products we purchase where those products are incorporated into our own products.

6.	Maintenance of Reviewable Business Records: We use a centralized document retention filing system in order to maintain reviewable business records. This includes supplier responses, supplier corrective actions and process documents related to our Reasonable Country of Origin Inquiry. Records will be maintained for five years within this system.

7.	Reporting Violations: We maintain mechanisms by which employees, suppliers and third parties may report violations of our Conflict Minerals Policy as part of our hotline and management contact processes.

RESULTS OF THE COMPANY’S DUE DILIGENCE

In conducting our due diligence, we surveyed 100% of suppliers from whom we purchase parts, materials and components used in our products where we identified, through records or inquiries of our personnel, that those parts, materials or components included, or may include, Conflict Mineral content. Through March 31, 2014, we had received responses back from about 85% of those suppliers surveyed. Of those suppliers responding, (i) about 40% have advised us that the parts, materials or components they provide to us do not include Conflict Minerals; (ii) approximately 37% have indicated that they do not have sufficient information from their own supply chain in order to respond to our request for information; (iii) about 22% have advised us that the Conflict Minerals included in the parts, materials or components they sell to us do not originate from the Covered Countries; and (iv) 1% have provided answers that may indicate their suppliers have sourced some portion of their Conflict Minerals from locations in Covered Countries. For those suppliers indicating that they could have sourced some portion of their Conflict Minerals from Covered Country sources, we have received or are in the process of receiving information to confirm whether those sources are covered by any certification program or whether those sources provide Conflict Minerals that are included in the specific products we purchase from those suppliers.

For suppliers returning surveys confirming that their products included Conflict Minerals, about 13% indicated that recycled materials make up some part of the Conflict Mineral content in products provided to us; however, we do not have sufficient information to conclude that all of the materials used by those suppliers are from recycle sources.

For those suppliers who did not return surveys, we continue to work with our operating units and suppliers to obtain information where the suppliers provide major components or parts. We plan to do additional surveys in 2014. We are continuing to work with our suppliers to improve their due diligence procedures pertaining to their sourcing of conflict minerals and monitoring of their supply chain.

We rely on our suppliers to conduct due diligence on their second, third and lower level suppliers.

PRODUCT DESCRIPTION

We manufacture or contract for manufacture products that are subject to the reporting obligations of Rule 13p-1. Our products include, but are not limited to, specialty medical instruments and operating room equipment and medical devices. Some of the instruments and devices are made of metals, and may include tantalum, tungsten or gold in their composition. Some equipment may include electronics, wiring connectors or other soldered joints that include tin or gold.

Please visit http://www.integralife.com/index.aspx?redir=ConflictMinerals for our internet disclosure for Conflict Minerals.

We have made statements in this Conflict Minerals Report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our RCOI and due diligence to determine the origin of Conflict Minerals included in our products. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the Dodd-Frank Act may change in the future, and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.